As filed with the Securities and Exchange Commission on September 14, 2018

1933 Act File No. 333-226215

1940 Act File No. 811-21601

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[  ]        Pre-Effective Amendment No.

[X]        Post-Effective Amendment No. 1

and

[X]      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X]            Amendment No. 13

PIMCO INCOME STRATEGY FUND II

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Joshua D. Ratner

c/o Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X].

This post-effective amendment will become effective immediately pursuant to Rule 462(d)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-226215 and 811-21601) of PIMCO Income Strategy Fund II (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, Part C of the Registration Statement and exhibit h filed pursuant to Item 25 of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C—OTHER INFORMATION

Item 25:	Financial Statements and Exhibits

1.	Financial Statements:

Included in Part A:

Financial highlights for the fiscal period ended January 31, 2018, and the fiscal years ended July 31, 2017, 2016, 2015, 2014, 2013, 2012, 2011, 2010, 2009 and 2008.

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed October 2, 2017 (File No. 811- 21601):

Schedule of Investments as of July 31, 2017

Statement of Assets and Liabilities as of July 31, 2017

Statement of Operations for the year ended July 31, 2017

Statements of Changes in Net Assets for the year ended July 31, 2017 and the year ended July 31, 2016

Notes to Financial Statements

Statement of Cash Flows for the fiscal year ended July 31, 2017

Report of Independent Registered Public Accounting Firm dated September 27, 2017

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSRS, filed April 2, 2018 (File No. 811-21601):

Schedule of Investments as of January 31, 2018

Statement of Assets and Liabilities as of January 31, 2018

Statement of Operations for the fiscal period ended January 31, 2018

Statement of Changes in Net Assets for the fiscal period ended January 31, 2018 and for the fiscal year ended July 31, 2017

Statement of Cash Flows for the fiscal period ended January 31, 2018

Notes to Financial Statements

2.	Exhibits:

a.1	Amended and Restated Agreement and Declaration of Trust dated October 5, 2004. (1)

a.2	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust dated February 22, 2010. (2)

a.3	Notice of Change of Trustee and Principal Address dated September 5, 2014. (5)

a.4	Notice of Change of Trustees dated November 6, 2014. (5)

b.	Sixth Amended and Restated Bylaws of Registrant dated December 16, 2014. (5)

c.	None.

d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Sixth Amended and Restated Bylaws of Registrant. (5)

d.3	Form of Share Certificate of the Common Shares. (1)

d.4	Specimen certificate representing the Registrant’s Auction Rate Preferred Shares of beneficial interest. (3)

e.	Terms and Conditions of Dividend Reinvestment Plan. (5)

f.	None.

g.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. (5)

h.	Form of Sales Agreement between Registrant and JonesTrading Institutional Services LLC.*

i.	None.

j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co. (5)

j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co dated September 5, 2014. (5)

k.1	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC. (5)

k.2	Support Services Agreement between Registrant and PIMCO Investments LLC. (5)

k.3	Form of Auction Agency Agreement between the Registrant and the Deutsche Bank Trust Company Americas as to the Registrant’s ARPS. (3)

k.4	Form of Broker-Dealer Agreement as to the Registrant’s ARPS. (3)

k.5	Depository Trust Company Representations Letter as to the Registrant’s ARPS. (3)

l.	Opinion and consent of Ropes & Gray LLP. (5)

m.	None.

n.	Consent of Registrant’s independent registered public accounting firm. (5)

o.	None.

p.	Subscription Agreement of Allianz Dresdner Asset Management of America L.P. dated October 19, 2004. (1)

q.	None.

r.1	Code of Ethics of Registrant. (5)

r.2	Code of Ethics of Pacific Investment Management Company LLC. (5)

r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers. (5)

s.1

Powers of Attorney for Peter G. Strelow, Trent W. Walker, Deborah A. DeCotis, Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, John C. Maney, William B. Ogden, IV, Alan Rappaport, and Craig A. Dawson. (4)

(1)

Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-117187 and 811- 21601, filed on October 22, 2004.

(2)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-164388 and 811- 21601 (filed on March 15, 2010).
(3)

Incorporated by reference to Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-120227 and 811-21601 (filed on December 15, 2004).

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-226215 and 811-21601 (filed on July 17, 2018).
(5)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-226215 and 811-21601 (filed on August 31, 2018).
*	Filed herewith.

Item 26:	Marketing Arrangements

Reference is made to the form of sales agreement for the Registrant’s common shares filed herewith and the section entitled “Plan of Distribution” contained in Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement incorporated herein by reference.

Item 27:	Other Expenses of Issuance and Distribution

Securities and Exchange Commission Fees	$21,787.50
Financial Industry Regulatory Authority, Inc. Fees	$650.00
Printing and Engraving Expenses	$40,000.00
Legal Fees	$125,000.00
New York Stock Exchange Fees	$40,250.00
Audit Expenses	$45,000.00

Total	272,687.50

Item 28:	Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29:	Number of Holders of Securities

At August 1, 2018:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	18
Preferred Shares	18

Item 30:	Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Sixth Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31:	Business and Other Connections of Investment Adviser

Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).

Item 32:	Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, and Allianz Global Investors Fund Management LLC, 1633 Broadway, New York, NY 10019.

Item 33:	Management Services

Not applicable.

Item 34:	Undertakings

1.

Registrant undertakes to suspend the offering of its Common Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	The Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	The Registrant undertakes that:

a.

For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b.

For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

NOTICE

A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Income Strategy Fund II (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 14th day of September, 2018.

PIMCO INCOME STRATEGY FUND II

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow*
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to its Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date

Peter G. Strelow*	President (Principal Executive Officer)	September 14, 2018
Peter G. Strelow

Trent W. Walker*	Treasurer (Principal Financial & Accounting Officer)	September 14, 2018
Trent W. Walker

Craig A. Dawson*	Trustee	September 14, 2018
Craig A. Dawson

Deborah A. DeCotis*	Trustee	September 14, 2018
Deborah A. DeCotis

Bradford K. Gallagher*	Trustee	September 14, 2018
Bradford K. Gallagher

James A. Jacobson*	Trustee	September 14, 2018
James A. Jacobson

Hans W. Kertess*	Trustee	September 14, 2018
Hans W. Kertess

John C. Maney*	Trustee	September 14, 2018
John C. Maney

William B. Ogden, IV*	Trustee	September 14, 2018
William B. Ogden, IV

Alan Rappaport*	Trustee	September 14, 2018
Alan Rappaport

*By:	/s/ David C. Sullivan
David C. Sullivan as attorney-in-fact

*Pursuant to power of attorney filed on July 17, 2018 with the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-226215 and 811-21601.

INDEX OF EXHIBITS

Exhibit	Exhibit Name

h.	Form of Sales Agreement between Registrant and JonesTrading Institutional Services LLC.